Filed by Andeavor
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Andeavor
(Commission File No. 001-03473)

The following email was distributed to certain employees of Andeavor that subscribed to the Daily News Summary. Full text of certain news articles included in the Daily News Summary was included in this filing pursuant to Rule 425 under the Securities Act of 1933 (as amended), but was not provided to the employees who received the email.

The following email was distributed to employees of Andeavor. Click here for mobile format [pstools.mymediainfo.com] Monday, April 30, 2018 Andeavor News | Competitor News | Industry News Andeavor News Marathon bids big for Andeavor and a far-reaching fuel realm [pstools.mymediainfo.com], The Washington Post (Online) Marathon creates top U.S. refiner with $23 bln Andeavor deal [pstools.mymediainfo.com], Reuters (Online) Marathon Petroleum to buy San Antonio-based Andeavor in $23.3 billion deal [pstools.mymediainfo.com], Houston Chronicle (Online) Marathon to Buy Andeavor in $23.3 Billion Oil-Refining Deal [pstools.mymediainfo.com], Bloomberg (Online) Back to Top Competitor News Fluor Corp. wins contract for integration of Marathon refineries [pstools.mymediainfo.com], Upstate Business Journal (Online) UPDATE 1-Refining margins hurt Exxon, Chevron quarterly results [pstools.mymediainfo.com], Reuters (Online) Phillips 66 touts $3.5 billion share buyback as earnings stay flat [pstools.mymediainfo.com], Chron.com (Online) Phillips 66 to run refineries up to mid-90 percent range in second quarter 2018 [pstools.mymediainfo.com], Reuters (Online) Refiner Phillips 66 profit beats as chemicals unit outperforms [pstools.mymediainfo.com], Reuters (Online) Exxon first quarter profit misses estimates on refining, chemical woes [pstools.mymediainfo.com], Reuters (Online) Chevron first-quarter profit beats expectations on rising crude prices [pstools.mymediainfo.com], Reuters (Online) TransCanada profit beats, Keystone running near normal throughput [pstools.mymediainfo.com], Reuters (Online) Enbridge says expects Superior Terminal to resume normal ops by end of day [pstools.mymediainfo.com], Reuters (Online) Back to Top Industry News Rising U.S. rig count knocks oil, but prices remain near 3-year highs [pstools.mymediainfo.com], Reuters (Online) OPEC discipline, healthy demand likely to power oil rally through 2018 [pstools.mymediainfo.com], Reuters (Online) N. Dakota struck oil, but Houston took the profits. [Opinion] [pstools.mymediainfo.com], Houston Chronicle (Online) ‘Cyber Blindspot’ Threatens Energy Companies Spending Too Little [pstools.mymediainfo.com], Bloomberg (Online) Exclusive: U.S. EPA grants biofuels waiver to billionaire Icahn’s oil refinery—sources [pstools.mymediainfo.com], Reuters (Online) Minnesota judge finds need, faults in Line 3 pipeline [pstools.mymediainfo.com], Minneapolis Star Tribune (Online) Back to Top To subscribe or unsubscribe to this Daily News Summary, please email MNBsupport@nasdaq.com Media Intelligence [nasdaqomx.com]

Forward Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law. No Offer or Solicitation This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757. Participants in the Solicitation Relating to the Merger MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The Washington Post Business Marathon bids big for Andeavor and a far-reaching fuel realm By Associated Press April 30 SAN ANTONIO — With drivers beginning to take note of rising prices at the pump, Marathon Petroleum is buying the refiner and pipeline owner Andeavor for more than $23 billion, creating a refiner with an extensive reach across the U.S. Crude oil prices are hovering at the levels not seen in three years and are expected to climb higher, pushing up gasoline prices along the way. The U.S. daily national average for regular gasoline is now $2.81 per gallon, up 15 percent from this time last year. Marathon is the nation’s second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. Marathon, based in Findlay, Ohio, has operations concentrated in the East while Andeavor, formerly known as Tesoro, has operations in the West. That could give the companies some leeway when the deal goes before regulators that will review how the combined company will hurt or help consumers. Crude is the feedstock for refiners and the companies will point out what is happening to prices globally. That is already spreading pain around for anyone who drives. Nationwide 13 percent of all gas stations are charging $3 per gallon or more for a gallon of gas, AAA said last week.

Shareholders of Andeavor, based in San Antonio, can choose to receive 1.87 shares of Marathon stock, or $152.27 in cash. Shareholders of Marathon Petroleum Corp. will own about 66 percent of the combined company, with Andeavor shareholders owning the rest. Headquarters will be in Findlay, Ohio, but the combined company will maintain a presence in San Antonio. The deal is targeted to close in the second half of the year. Once it closes, Andeavor Chairman and CEO Greg Goff will become an executive vice chairman at Marathon. He’ll also join Marathon’s board, along with three other Andeavor directors. Copyright 2018 The Associated Press. All rights reserved. This material may not be published, broadcast, rewritten or redistributed.

World Business Markets Politics TV Marathon to become top U.S. refiner with $23 billion Andeavor buy John Benny 6 M I N R E A D (Reuters)—Marathon Petroleum Corp (MPC.N) agreed to buy rival Andeavor (ANDV.N) for more than $23 billion in a deal creating one of the largest global refiners that will benefit from access to booming U.S. shale fields and growing U.S. fuel export markets. The United States has become the world’s top fuel exporter, shipping more than 3 million barrels per day (bpd) of gasoline and diesel. Refiners have capitalized on booming output from shale fields in Texas and North Dakota and are building out export terminals and processing facilities. Buying Andeavor gives Marathon more exposure to the booming U.S. shale oil sector, thanks to Andeavor’s logistics and terminal operations in Texas and North Dakota shale regions. Rising output from the Permian Basin, the largest oilfield in the United States, has driven the nation’s crude production to an all- time record above 10.5 million bpd. “The combination of the two companies allows us to go after and find ways to create a bigger presence in the Permian,” said Marathon Chief Executive Gary Heminger, who will lead the combined companies. The company would be able to process 3.1 million bpd of crude oil into gasoline, diesel and other fuels. Its capacity would be the sixth largest globally, behind China’s Sinopec (600028.SS), Exxon Mobil Corp (XOM.N), PetroChina, Royal Dutch Shell (RDSa.L) and Aramco, according to consultancy IHSMarkit. U.S. motorists consume more fuel than any other country in the world and overall demand nationwide hit a record 9.3 million bpd in 2017.

Operations that have capacity to refine light crude produced in shale fields such as Andeavor will be better positioned to take advantage of the production boom. Both North Dakota’s Bakken and Texas shale regions primarily produce light, sweet crude oil. The deal also gives Marathon a line into fast-growing Mexican fuel markets. Andeavor is expanding its network of filling stations in the country. Mexico’s dilapidated refineries cannot meet the growing population’s demand for gasoline and other products. U.S. fuel exports to Mexico rose to 1.4 million bpd as of January, up more than 85 percent from two years ago. The deal values Andeavor, formerly known as Tesoro, at about $152 per share, or about 24 percent more than Friday’s closing price of $122.38. “We view this as pretty full value for Andeavor,” Scotia Howard Weil analysts said in a note. “Not many saw this one coming.” MARATHON SHARES DOWN, ANDEAVOR UP Shares of Ohio-based Marathon lost $6.52, or 8 percent, to close at $74.91 a share. It also missed Wall Street forecasts for quarterly profit by a wide margin on Monday as expenses rose. Shares of Andeavor, based in San Antonio, closed up 13 percent at $138.32. Including Andeavor’s debt, Marathon is paying $35.6 billion to hold 66 percent of a combined company worth some $58 billion at Friday’s close. Andeavor operates 10 refineries in the United States, largely in the western part of the country. It has pipeline, trucking and terminal operations in the Permian and in the Bakken region, the second-most prolific state for oil production in the country after Texas. (To see an image from the companies, click here: reut.rs/2JFgc58)

“This creates one coast-to-coast, border-to-border refining and marketing company that seems well balanced with a pretty broad footprint,” said Garfield Miller, CEO of Aegis Energy Advisors. Marathon’s six refineries are largely in the Midwest, with one in Texas City, Texas. The Midwest region has reduced its reliance on crude oil from the Gulf Coast in recent years, pulling more of its barrels from Canada and North Dakota. Now, it is producing more products than it needs and has looked to export markets for additional opportunity. Analysts at Tudor Pickering Holt said they expected the location of the two companies’ operations to allow them to avoid antitrust hurdles. Combining the companies’ logistics subsidiaries will not happen immediately, Marathon CEO Gary Heminger said on a conference call following the transaction. He referred to that combination as a “day two issue.” Andeavor is expanding a retail network of motor fuel stations in the Mexican states of Baja California and Sonora under its ARCO brand.

U.S. Gulf Coast refiners are becoming more integrated in the region’s energy industry, filling shortages created by underinvestment in refining across Latin America. “There’s no question the new company has greater resource capability going forward into Mexico,” Andeavor CEO Gregory Goff said on a conference call with analysts. The deal, which is expected to close in the second half of this year, could spur other North American refiners to look harder at acquisitions, said IHSMarkit refining and marketing director Rob Smith. “This may end up being the biggest of the bunch,” said Smith. “But it would not be surprising to see other mid-tier companies merge.” Reporting by John Benny and Shubham Kalia in Bengaluru, Gary McWilliams in Houston; additional reporting by Jarrett Renshaw in Philadelphia and Jessica Resnick Ault in New York; Editing by Susan Thomas, Marguerita Choy and Cynthia Osterman Our Standards: The Thomson Reuters Trust Principles.

Marathon to buy San Antonio’s Andeavor for $23.3 billion By Dawn Kopecki | April 29, 2018 | Updated: April 30, 2018 11:29am Marathon Petroleum is buying San Antonio-based Andeavor for $23.3 billion, moving away yet another local company and creating the nation’s largest refiner, the companies announced this morning. Photo: Ted S. Warren /AP File photo of Andeavor refinery in Anacortes, Wash. Marathon Petroleum is buying San Antonio-based Andeavor for $23 billion, the companies announced Monday. The deal will pay Andeavor shareholders $152.27, a 24 percent gain over Friday’s closing price, or 1.87 shares of Marathon stock for each share of Andeavor, according to a press release announcing the merger. The merger, which was unanimously approved by both boards, is expected to close in the second half of this year. The total value of the deal climbs to $35.6 billion after taking into account Andeavor’s debt. “This transaction combines two strong, complementary companies to create a leading U.S. refining, marketing, and midstream company, building a platform that is well-positioned for long-term growth and shareholder value creation,” said Marathon Chairman and CEO Gary R. Heminger, who will lead the combined company. “It geographically diversifies our refining portfolio into attractive markets … enhances our midstream footprint in the Permian basin, and creates a nationwide retail and marketing portfolio that will substantially improve efficiencies and enhance our ability to serve customers.” Andeavor CEO Gregory Goff will serve as executive vice chairman and will get a seat on the board. Marathon’s home in Findlay, Ohio will serves as the headquarters for the combined company while it maintains an office in San Antonio where it has 1,500 employees, Heminger said on a conference call this morning. The company has a total of 14,000 employees across the U.S. “We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations,” said Andeavor spokeswoman Destin Singleton. “We plan to maintain a presence in San Antonio.” The combination will create a company with an enterprise value of more than $90 billion and is expected to save $1 billion in “tangible annual run-rate synergies” within the first three years, according to the press release. Heminger also announced a $5 billion share buyback program, saying the board was confident the deal would generate “robust cashflow.” “With both companies, we have under promised and over delivered on our synergies over the last number of years. Both of us have shown that we can execute on major projects,” Heminger said on the call. “There will be synergies around the combination of the two offices,” he said, adding that the refining segment also has siginficant overlap. The two companies compliment each other with Marathon operating mostly to the East of the Mississippi River and Andeavor to the West, a point executives said would ease regulatory approval. “Because there is very very little-to-no overlap between the two companies, the process for approval shouldn’t be anything unusual,” Goff told analysts on the call. “We don’t see anything we have to deal with that would create any complications.”

The combined companies usurp San Antonio-based Valero Energy Corp. for the top spot among U.S. refineries, Andeavor and Marathon said. Valero is currently the largest with a capacity of 3.1 million barrels a day between its 15 refineries in the U.S., Canada and the U.K. Formerly named Tesoro, Andeavor operates 10 refineries and has a capacity of about 1.2 million barrels a day, according to its website. Marathon is the nation’s second- largest refinery with a capacity of about 1.9 million barrels a day, according to its website. Marathon-branded gasoline is sold in 20 states while its Speedway unit owns the second-largest convenience-store chain. The combined company will have about 4,000 company-owned stores and 7,800 branded retail locations, Goff said on the call. The deal takes away another homegrown San Antonio company. C.H. Guenther & Son Inc. sold to Chicago private equity firm Pritzker Group earlier this month in a deal reportedly valued at as much as $1.4 billion. Rackspace Hosting sold to New York private equity firm Apollo Global Management in a deal valued at $4.3 billion in late 2016. Convenience chain operator CST Corp. also sold that year to the Canadian owner of Circle K, Alimentation Couche-Tard Inc., for $4.4 billion. dkopecki@express-news.net | On Twitter @dawn_kopecki Dawn Kopecki Business Editor © 2017 Hearst Newspapers, LLC.

Markets Marathon BiggestOilRefiningDeal Petroleum to Buy Andeavor in By Laura Blewitt Updated on Marathon will become the largest independent U.S. refiner Offer is a 24 percent premium to Andeavor’s share price Bloomberg’s David Marino reports on Marathon Petroleum agreeing to buy Andeavor for $23.3 billion Marathon Petroleum Corp. agreed to buy rival Andeavor for $23.3 billion in the biggest- ever deal for an oil refiner that would create the largest independent fuel maker in the U.S. The offer, payable in either cash or shares, values Andeavor at about $152.27 a share, the companies said in a statement Monday. That represents a 24 percent premium over Friday’s closing price.

Marathon shares sank as much as 8.9 percent in early trading with analysts at RBC Capital Markets seeing the deal done at “peak refining bullishness.” Andeavor rose as much as 18 percent. Shares of Andeavor, Marathon and other independent refiners have soared to record highs this year. Growing fuel demand, both in the U.S. and Latin America, and a shale boom that’s expanded access to relatively inexpensive domestic supply have given American refiners a leg up against foreign competitors. “Why wouldn’t you do this deal?” Greg Goff, Andeavor’s chief executive officer, said on a conference call Monday. “The time is right now, because for this industry, the wind is behind our backs.” PassingValero Marathon is focused in the Midwest and Gulf Coast, while Andeavor concentrates on the western U.S., including refineries and pipelines it acquired in last year’s merger with Western Refining Inc. The combination, which will use the name Marathon, would overtake Valero Energy Corp. as the biggest in U.S.-based oil refiner by capacity, generating about 16 percent of the nation’s total, according to Bloomberg calculations. “Wow!” Matthew Blair, director of refining research at Tudor Pickering Holt & Co., wrote in a report. Blair called Andeavor a “big winner” in a deal that is “extremely positive.” As for Marathon, meshing the two giant companies will be key, Blair said, adding that regulatory problems should be minimal, “given the disparate geographical markets of each company.” First in Fuels Merger would create biggest holder of U.S. refining capacity Source: Energy Information Administration. U.S.-based capacity only, as of Jan. 1, 2017. Note: Shell includes 50% Deer Park equity and Louisiana refineries previously held in Motiva JV. Andeavor includes assets previously held by Tesoro and Western Refining. The companies said they expect annual cost and operating synergies of about $1 billion within the first three years. Given projected cash-flow generation, Marathon’s board also approved share buybacks of $5 billion. Gary Heminger, Marathon’s CEO, will be chief executive. Goff will become executive vice chairman. The boards of both companies unanimously approved the deal, which is expected to close in the second half of this year, subject to regulatory and shareholder approvals. Passing Phillips Marathon’s shares were down 6.8 percent to $75.88 as of 12:17 p.m. in New York, while Andeavor jumped 13 percent to $138.72. Findlay, Ohio-based Marathon is the third-largest U.S. refiner by market capitalization, valued at about $38.6 billion, according to data compiled by Bloomberg. Last year the company sold 5.8 billion gallons of fuel through its Speedway convenience store chain. The combined company would pass Phillips 66, valued at $51.9 billion, as the largest U.S. independent refiner by market capitalization. San Antonio, Texas-based Andeavor, formerly known as Tesoro Corp., is the fourth- largest, worth $18.7 billion. The company’s assets also include 5,300 miles <http://www.andeavor.com/> of pipelines and 40 marine, rail and storage terminals. Last week, Andeavor announced two joint ventures to move crude oil from West Texas to the Gulf Coast. Permian Access The first venture, a pipeline project majority owned by Phillips 66, would haul as many as 700,000 barrels per day of crude from the Permian Basin to the Corpus Christi, Sweeny and Freeport area. The second is a stake in a new marine terminal under development by Buckeye Partners LP that would connect with the pipeline. Marathon’s Galveston Bay refinery, which currently buys about 200,000 barrels a day of light domestic oil, could benefit from the pipeline connectivity, Heminger said in a conference call Monday. Marathon’s natural gas processing capacity will also increase by about 20 percent under the deal, to more than 10 billion cubic feet per day.

The combined entity expects to be well-positioned to capitalize from upcoming regulations to reduce pollution from ships. Andeavor’s port assets in California, coupled with Marathon’s in the U.S. Gulf Coast, will give the combined company the ability to sell lower-sulfur ship fuel. “Ports are the lifeblood to refining out in those markets,” Heminger said Monday. — With assistance by Naureen S Malik, and Dan Murtaugh Terms of Service Trademarks Privacy Policy ©2018 Bloomberg L.P. All Rights Reserved Careers Made in NYC Advertise Ad Choices Website Feedback Help

The following email was distributed to certain employees of Andeavor that subscribed to the Daily News Summary. Full text of certain news articles included in the Daily News Summary was included in this filing pursuant to Rule 425 under the Securities Act of 1933 (as amended), but was not provided to the employees who received the email.

The following email was distributed to employees of Andeavor. Click here for mobile format [pstools.mymediainfo.com] Tuesday, May 1, 2018 Andeavor News | Competitor News | Industry News Andeavor News Marathon to become top U.S. refiner with $23 billion Andeavor buy [pstools.mymediainfo.com], Reuters (Online) Marathon Petroleum, Andeavor Double Down on Refining, Retail [pstools.mymediainfo.com], Convenience Store/Petroleum (Online) Andeavor Anacortes Refinery set for change in ownership [pstools.mymediainfo.com], Goskagit (Online) Marathon to build on Arco brand in Mexico: Update [pstools.mymediainfo.com], Argus Media (Online) N.D. refineries become part of Marathon Petroleum under merger [pstools.mymediainfo.com], Bismarck Tribune (Online) Marathon boosts Permian, Bakken crude access with Andeavor purchase [pstools.mymediainfo.com], Platts (Online) Even Old Oil Refiners Get This Disruption Thing [pstools.mymediainfo.com], Bloomberg (Online) Marathon’s Andeavor Deal Gives Stealth Access to Cheap U.S. Oil [pstools.mymediainfo.com], Bloomberg (Online) Back to Top Competitor News Marathon Petroleum misses profit estimates as costs surge [pstools.mymediainfo.com], Reuters (Online) Canadian pipeline fight may have U.S. consequences [pstools.mymediainfo.com], UPI (Online) AQMD panel wants safety measures, but no ban, to cope with hazardous refinery chemical [pstools.mymediainfo.com], 89.3 KPCC Pasadena (KPCC-FM) (Online) Exclusive: U.S. EPA grants biofuels waiver to billionaire Icahn’s oil refinery—sources [pstools.mymediainfo.com], Reuters (Online) Phillips 66 reports unplanned flaring, breakdown at Wilmington, California, refinery [pstools.mymediainfo.com], Reuters (Online) Back to Top Industry News Oil prices stumble, but Iran sanction fears limit losses [pstools.mymediainfo.com], Reuters (Online) Back to Top To subscribe or unsubscribe to this Daily News Summary, please email MNBsupport@nasdaq.com Media Intelligence [nasdaqomx.com]

Forward Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law. No Offer or Solicitation This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757. Participants in the Solicitation Relating to the Merger MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

World Business Markets Politics TV Marathon to become top U.S. refiner with $23 billion Andeavor buy John Benny 6 M I N R E A D (Reuters)—Marathon Petroleum Corp (MPC.N) agreed to buy rival Andeavor (ANDV.N) for more than $23 billion in a deal creating one of the largest global refiners that will benefit from access to booming U.S. shale fields and growing U.S. fuel export markets. The United States has become the world’s top fuel exporter, shipping more than 3 million barrels per day (bpd) of gasoline and diesel. Refiners have capitalized on booming output from shale fields in Texas and North Dakota and are building out export terminals and processing facilities. Buying Andeavor gives Marathon more exposure to the booming U.S. shale oil sector, thanks to Andeavor’s logistics and terminal operations in Texas and North Dakota shale regions. Rising output from the Permian Basin, the largest oilfield in the United States, has driven the nation’s crude production to an all- time record above 10.5 million bpd. “The combination of the two companies allows us to go after and find ways to create a bigger presence in the Permian,” said Marathon Chief Executive Gary Heminger, who will lead the combined companies. The company would be able to process 3.1 million bpd of crude oil into gasoline, diesel and other fuels. Its capacity would be the sixth largest globally, behind China’s Sinopec (600028.SS), Exxon Mobil Corp (XOM.N), PetroChina, Royal Dutch Shell (RDSa.L) and Aramco, according to consultancy IHSMarkit. U.S. motorists consume more fuel than any other country in the world and overall demand nationwide hit a record 9.3 million bpd in 2017. Operations that have capacity to refine light crude produced in shale fields such as Andeavor will be better positioned to take advantage of the production boom. Both North Dakota’s Bakken and Texas shale regions primarily produce light, sweet crude oil.

The deal also gives Marathon a line into fast-growing Mexican fuel markets. Andeavor is expanding its network of filling stations in the country. Mexico’s dilapidated refineries cannot meet the growing population’s demand for gasoline and other products. U.S. fuel exports to Mexico rose to 1.4 million bpd as of January, up more than 85 percent from two years ago. The deal values Andeavor, formerly known as Tesoro, at about $152 per share, or about 24 percent more than Friday’s closing price of $122.38. “We view this as pretty full value for Andeavor,” Scotia Howard Weil analysts said in a note. “Not many saw this one coming.” MARATHON SHARES DOWN, ANDEAVOR UP Shares of Ohio-based Marathon lost $6.52, or 8 percent, to close at $74.91 a share. It also missed Wall Street forecasts for quarterly profit by a wide margin on Monday as expenses rose. Shares of Andeavor, based in San Antonio, closed up 13 percent at $138.32. Including Andeavor’s debt, Marathon is paying $35.6 billion to hold 66 percent of a combined company worth some $58 billion at Friday’s close. Andeavor operates 10 refineries in the United States, largely in the western part of the country. It has pipeline, trucking and terminal operations in the Permian and in the Bakken region, the second-most prolific state for oil production in the country after Texas. (To see an image from the companies, click here: reut.rs/2JFgc58)

Slideshow (3 Images) “This creates one coast-to-coast, border-to-border refining and marketing company that seems well balanced with a pretty broad footprint,” said Garfield Miller, CEO of Aegis Energy Advisors. Marathon’s six refineries are largely in the Midwest, with one in Texas City, Texas. The Midwest region has reduced its reliance on crude oil from the Gulf Coast in recent years, pulling more of its barrels from Canada and North Dakota. Now, it is producing more products than it needs and has looked to export markets for additional opportunity. Analysts at Tudor Pickering Holt said they expected the location of the two companies’ operations to allow them to avoid antitrust hurdles. Combining the companies’ logistics subsidiaries will not happen immediately, Marathon CEO Gary Heminger said on a conference call following the transaction. He referred to that combination as a “day two issue.” Andeavor is expanding a retail network of motor fuel stations in the Mexican states of Baja California and Sonora under its ARCO brand.

U.S. Gulf Coast refiners are becoming more integrated in the region’s energy industry, filling shortages created by underinvestment in refining across Latin America. “There’s no question the new company has greater resource capability going forward into Mexico,” Andeavor CEO Gregory Goff said on a conference call with analysts. The deal, which is expected to close in the second half of this year, could spur other North American refiners to look harder at acquisitions, said IHSMarkit refining and marketing director Rob Smith. “This may end up being the biggest of the bunch,” said Smith. “But it would not be surprising to see other mid-tier companies merge.” Reporting by John Benny and Shubham Kalia in Bengaluru, Gary McWilliams in Houston; additional reporting by Jarrett Renshaw in Philadelphia and Jessica Resnick Ault in New York; Editing by Susan Thomas, Marguerita Choy and Cynthia Osterman Our Standards: The Thomson Reuters Trust Principles.

Marathon Petroleum, Andeavor Double Down on Refining, Retail By Greg Lindenberg, Editor, CSP Angel Abcede, Senior Editor/Tobacco, CSP FINDLAY, Ohio, and SAN ANTONIO — A year ago, it looked like Marathon Petroleum Corp. (MPC) could be on its way out of the convenience-store business. The industry was waiting to find out whether the company—the third-largest c-store retailer in the United States—would keep or spin off its Speedway retail network. Not only is Marathon keeping Speedway, as the industry learned later in 2017, but it also has doubled down on retail. Its $23.3 billion acquisition of fellow refiner/retailer Andeavor, announced April 30, will create the nation’s largest refiner by capacity and nearly doubles the size of Marathon’s c-store portfolio. “The combination of MPC and Andeavor creates a leading, nationwide integrated energy company with an initial enterprise value greater than $90 billion,” said Gary Heminger, chairman and CEO of Findlay, Ohio-based MPC, on a conference call about the transaction. “We are eager to deliver on the full potential of this powerful and transformative combination.”

The deal provides a “substantial increase in geographic diversification and scale,” he said. It “will expand our operations across key markets nationwide, capitalizing on the strong position MPC has historically enjoyed east of the Mississippi with the Western U.S. presence Andeavor has built.” Here are more details and industry reaction to the deal … Mergers, Acquisition & Growth > Mergers & Acquisitions News Marathon owns six refineries, and Andeavor owns 10. With 16 facilities, the combined company will be the No. 1 U.S. refiner by capacity and a top-five refiner globally, with throughput capacity of more than 3 million barrels per day. The deal geographically diversifies the new entity’s refining earnings and portfolio into “attractive markets,” the companies said. Andeavor’s refineries in California, the mid-continent and the Pacific Northwest complement MPC’s existing Gulf Coast and Midwest refining footprint. The combined company’s midstream business will include two master limited partnerships (MLPs): MPLX LP and Andeavor Logistics. Upon close of the transaction, MPC will own the general partner and be the largest unit holder in each of the MLPs. Both will continue to operate as separate entities until MPC “has evaluated all structural considerations post-closing of the transaction,” Heminger said.

Marathon sells Marathon-brand gasoline through approximately 5,600 independently owned retail outlets in 20 states and the District of Columbia. Enon, Ohio-based Speedway LLC, an MPC subsidiary, owns and operates approximately 2,740 c-stores in 21 states. Speedway ranks No. 3 in CSP’s 2017 Top 202 list of the largest c-store chains in the United States. The Andeavor deal follows Speedway’s acquisition in mid-April of 78 Express Mart c-stores from Petr-All Petroleum Corp., Syracuse, N.Y. Andeavor’s retail marketing system includes more than 3,200 outlets with fuel brands including Arco, SuperAmerica, Shell, Exxon, Mobil, Tesoro, USA Gasoline and Giant. About 1,100 of those are company-owned locations. Formerly Tesoro Corp., the company changed its name to Andeavor in August 2017 following its $6.4 billion acquisition of El Paso, Texas-based Western Refining Inc. in June 2017. The combined company will have about 4,000 company-owned and -operated locations and about 7,800 branded retail locations, Heminger said. “For company-owned stores, we plan to leverage Speedway’s fully integrated home office, back-office and point-of-sale (POS) platforms to drive earnings growth,” he said. “We see potential for significant synergies through combined best practices and economies of scale throughout our entire retail network, which become nationwide in scope.”

For marketing, “strong recognized regional brands provide nationwide coverage to consumers and create additional channels to better serve our jobber, dealer and wholesale customers,” he said. “We think substantial opportunities exist to capitalize on the footprints both companies have built over time.” The merger also offers the opportunity for nationwide expansion of Speedy Rewards, Speedway’s convenience retail loyalty program, Heminger said. The boards of both companies have unanimously approved the transaction, which they expect to close in the second half of 2018, subject to regulatory and other customary closing conditions, including approval from both MPC and Andeavor shareholders. Given the lack of overlap in refining or marketing portfolios, MPC and Andeavor do not expect any regulatory difficulties, executives said. Heminger will become chairman and CEO of the combined company. Greg Goff, chairman and CEO of San Antonio-based Andeavor, will join MPC as executive vice chairman. Along with three other Andeavor directors, Goff will also join the MPC board. Don Templin, president of MPC, with the assistance of Lisa Wilson, director of investor relations, will lead the new company from the MPC side. Mike Morrison, senior vice president of marketing for Andeavor, will lead the Andeavor team, Heminger said. x Morrison is one of CSP’s Power 20 Change Makers for 2017. The headquarters will be located in Findlay, Ohio, Marathon’s home base, and the combined business will maintain an office in San Antonio, home base for Andeavor.

“This transaction combines two strong, complementary companies to create a leading U.S. refining, marketing and midstream company, building a platform that is well positioned for long-term growth and shareholder value creation,” Heminger said. “Each of our operating segments are strengthened through this transaction, as it geographically diversifies our refining portfolio into attractive markets, increases access to advantaged feedstocks, enhances our midstream footprint in the Permian basin, and creates a nationwide retail and marketing portfolio that will substantially improve efficiencies and enhance our ability to serve customers.” Goff underscored the scale of the merged company. “As the largest refiner by capacity in the U.S., with a best-in-class operating capability and a strong capital structure, the combined company will be exceptionally well positioned to deliver on its synergy and earnings targets,” he said.

Industry watchers found much to like about the he MPC-Andeavor deal. “It’s brilliant,” Ken Shriber, managing director and CEO of Petroleum Equity Group, Chappaqua, N.Y., told CSP Daily News. “It’s a huge, accretive transaction that has little to no asset overlap and now delivers coast-to-coast coverage.” He said the combination of companies would absolutely expect to generate shareholder value. In addition to synergies, the fuel margin potential is great. “If you have L.A. Harbor or the West Coast and then New York Harbor or the Gulf Coast, you can pick and choose your flow of product and underlying trades, potentially becoming a big margin help to the new company,” he said, pointing out that “pennies per gallon” can be a major advantage when leveraged over the entire new platform. “It’s one plus one equals three,” Shriber said. “This is definitely a case where the whole is greater than the sum of its parts.” Matthew Blair, director of refining research for Tudor Pickering Holt & Co., Houston, said Andeavor is a “big winner” in a deal that is “extremely positive.” For Marathon, big synergies will be key, he said in a report cited by Bloomberg, and regulatory problems should be minimal, “given the disparate geographical markets of each company.”

Andeavor Anacortes Refinery set for change in ownership x By JULIA-GRACE SANDERS @JuliaGrace_SVH Apr 30, 2018 The Andeavor Anacortes Refinery operates in December 2017 as seen from the Tommy Thompson Trail. Scott Terrell / Skagit Valley Herald The Andeavor Anacortes Refinery is set for a change in ownership after Marathon Petroleum Corporation reached a deal to acquire the refinery’s parent company, according to a Monday news release from Andeavor. The $23 billion sale is expected to close later this year, according to the release. The move will create the largest refinery company in the United States. It’s too early to tell if there will be any changes for the Andeavor facilities, Andeavor spokesperson Destin Singleton said.

“We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations,” Singleton said. “Between the two companies, there is very limited overlap in our field operations.” Ohio-based Marathon has operations concentrated in the East, while Andeavor, formerly known as Tesoro, has operations in the West. “Each of our operating segments are strengthened through this transaction,” Gary Heminger, Marathon chairman and chief executive officer, said in the release. “It geographically diversifies our refining portfolio.” Marathon is currently the second-largest petroleum refiner in the U.S., according to the release, with the ability to produce 1.9 million barrels per day through its six refineries. Andeavor, which operates 10 refineries, can produce 1.2 million barrels per day, according to the release. Until the acquisition closes, Andeavor spokesperson Brendan Smith said the companies will continue to operate separately. — Reporter Julia-Grace Sanders: 360-416-2145, jsanders@skagitpublishing.com, Twitter: @JuliaGrace_SVH

Marathon to build on Arco brand in Mexico: Update 30 Apr 2018 22:07 (+01:00 GMT) Adds export figure, some more detail. Houston, 30 April (Argus) — Marathon Petroleum’s planned acquisition of fellow US refiner Andeavor would give the new company rare access to Mexico’s east and west coasts. The combination adds Marathon’s massive US Gulf coast refining complex to the only US downstream company to hold lease agreements on Pemex pipelines and storage along Mexico’s west coast. Andeavor last fall began supplying retailers in western Mexico’s Tijuana and Baja California states through its Arco brand, with plans to expand supply to 20,000 b/d by the end of this year. Both that expansion and the use of the Arco brand would not immediately change under a proposed $23bn Marathon acquisition of Andeavor both companies said could close later this year, Marathon chief executive Gary Heminger said today. It also did not immediately change Marathon’s preference so far to deliver Gulf coast gasoline and distillates to Mexican docks rather than pushing to control infrastructure further inland. “Together we provide a lot of supply into that market and we will determine how we expand on that going forward,” Heminger said. Mexico began liberalizing its energy market following laws passed in 2014 that ended the seven-decade monopoly of state-run oil company Pemex. US refiners and oil majors have worked to unravel logistical and political challenges to supply fuels directly to Mexican customers. Both Marathon and Andeavor operate downstream integrated firms that seek to wring profits through control of every supply chain step from oil field gathering lines through refining to fuel pumps and convenience stores. Andeavor was an early mover on this model into Mexico, winning the only successful open season on Pemex pipeline and storage space. Heminger last July noted Andeavor’s expansion into western Mexico’s wholesale and retail businesses. Marathon, unlike Andeavor or US Gulf coast competitor Valero, has not sought its own infrastructure or branding efforts. The refiner instead exports supply to Gulf of Mexico ports from its 571,000 b/d Galveston Bay refinery in Texas City, Texas. The company averaged 265,000 b/d of total exports in the first quarter. “We are considering that very strongly as we go forward,” Heminger said at the time. “Right now, we think our best investment has been to export into the Gulf side of Mexico, and we have been very successful in doing that.” The proposed acquisition delivers western assets otherwise out of reach of Marathon’s refining and marketing business, as well as established Andeavor relationships with Pemex and Mexican retailers. The company would operate Andaevor’s 125,000 b/d refinery in El Paso, Texas, which has pipeline connections to deliver fuel directly into northern Mexico. And while Marathon expects its own brand to dominate a new, almost 9,000-store retail network stretching from coast to coast in the US, the newly established Arco brand may persist in Mexico, Heminger said. Neither company offered specific plans today for what that would bring next. “With access into the Gulf coast into Mexico, it potentially opens up greater opportunity in Mexico for us,” Andeavor chief executive Greg Goff said. 5773839 Send comments to feedback@argusmedia.com Copyright © 2018 Argus Media group—www.argusmedia.com—All rights reserved.

N.D. refineries become part of Marathon Petroleum under merger x AMY DALRYMPLE Bismarck Tribune x Apr 30, 2018

Marathon Petroleum Corp. announced Monday it is merging with Andeavor, the owner of North Dakota’s two oil refineries. Marathon Petroleum is buying Andeavor for more than $23 billion, a transaction that would make the combined company the largest U.S. refiner. The combined company will have headquarters in Findlay, Ohio, and will be called Marathon Petroleum, said Andeavor spokeswoman Destin Singleton. Andeavor, recently known as Tesoro, employs 300 people at the Mandan Refinery and the Dickinson Refinery. The Mandan Refinery has a capacity of 74,000 barrels per day, while the refinery 4 miles west of Dickinson has a capacity of 20,000 barrels per day. Andeavor also owns pipelines in North Dakota natural gas processing plants near Belfield and New Town and a rail terminal at Fryburg. Marathon Petroleum owns an interest in the Dakota Access Pipeline. Gary Heminger, Marathon Petroleum’s chairman and CEO, said in a statement the transaction “combines two strong, complementary companies to create a leading U.S. refining, marketing and midstream company.” The merger is expected to close in the second half of 2018. Until then, Andeavor and Marathon Petroleum will continue to operate as separate companies. After the transaction closes, Greg Goff, Andeavor chairman and CEO, will join Marathon Petroleum as executive vice chairman. The Mandan Refinery was in the national spotlight in September when it hosted President Donald Trump for a speech on tax reform. The name change to Andeavor was still fresh at the time, with workers updating a Tesoro billboard with the new company name and logo the day before Trump’s visit. Andeavor Logistics has a pipeline project proposed before the North Dakota Public Service Commission that would transport natural gas liquids from the core of the Bakken to the Fryburg rail terminal. The project involves construction of three pipeline segments that total 44 miles and the conversion of 42 miles of the Andeavor BakkenLink crude oil pipeline into natural gas liquids service. The Public Service Commission announced Monday a public hearing on the natural gas liquids proposal is set for 9 a.m. Mountain time on May 14 at Grassy Butte Community Hall. For more information on the proposal, visit www.psc.nd.gov. (Reach Amy Dalrymple at 701-250-8267 or Amy.Dalrymple@bismarcktribune.com)

Marathon boosts Permian, Bakken crude access with Andeavor purchase New York (Platts)--30 Apr 2018 227 pm EDT/1827 GMT Marathon Petroleum Corporation’s acquisition of Andeavor will create the largest US refining entity, while improving Marathon’s access to Permian and Bakken crudes, the companies said Monday. The combined refining assets would have total capacity of more than 3 million b/d, vaulting over Valero Energy, currently the largest independent US refining company. “Andeavor’s refineries in California, the Mid-Continent and the Pacific Northwest complement MPC’s existing Gulf Coast and Midwest refining footprint,” Andeavor’s statement said. It will also create the fifth largest refiner in the world, buying 1 billion barrels of oil each year, said Marathon CEO Gary Heminger on a call Monday to discuss the deal. Marathon will pay $23.3 billion for all of Andeavor’s outstanding shares. Because of the regional diversity of the assets, the deal is expected to pass regulatory muster and close in the second half of 2018. Noting it is the biggest deal since the formation of HollyFrontier in 2011, Tudor Pickering Holt analyst Matthew Blair figures the combined companies will have 16% of US total refining capacity through their 16 refineries, two midstream companies — MPLX and ANDX— and a retail network of just about 5,000 retail outlets. “This is a big bite for MPC, but our initial take is that it looks fairly good as long as the synergies come through,” he wrote Monday in a research note. INCREASED PRESENCE IN PERMIAN, BAKKEN Marathon’s massive Galveston Bay refinery will get increased access to Permian Basin crude through Andeavor’s logistics assets, while its Midwestern plants will benefit from Andeavor’s Bakken operations. “We go right to the well-head” in the Permian with gathering and distributing systems, Andeavor CEO Greg Goff said on the call. He noted the combined entity will now be able to supply Marathon’s Galveston Bay refinery.

Goff said the combined structure will “not only support logistics, but also the refining business.” Marathon’s Heminger said Andeavor’s Permian Basin Conan gathering system is “long in gathering, and we are short at Galveston Bay.” The 600,000 b/d Galveston Bay refinery buys 200,000 b/d of light, sweet crude, he added, and that Permian crude is “not in the synergies we have today.” Andeavor’s recently announced stake in the new Gray Oak pipeline is also an attractive proposition for the Galveston Bay plant. The Permian-to-US Gulf Coast pipeline will add as much as 700,000 b/d of sorely needed crude takeaway capacity. The pipeline is currently in its second open season because of high demand for space. Heminger said the Gray Oak project will be a “great fit” with its USGC refining operations. Marathon will boost its already formidable Midwest presence with the addition of two Andeavor refineries in North Dakota and one in Minnesota that it once owned. The combined company will have six refineries in the Midwest. Through Andeavor Logistics’ presence in the Bakken, the joint entity will be able to supply all the refineries with the North Dakota crude, as well as ensure supply for the Dakota Access Pipeline, in which Marathon has a stake. While much of the combined synergies are dependent on the two MLPs, Heminger said the two companies would not comment on any changes in operations of the two sponsored MLPs. “That’s a day-two issue,” Heminger said on the call. MEXICAN GROWTH Andeavor got one of the earliest supply and infrastructure concessions under Mexico’s new energy liberalization reform. With its 2017 purchase of Western Refining, it has only one refinery in Texas — the 122,000 b/d El Paso, Texas, refinery. “We’ve established a position in Mexico predicated on supply from the US and selling to the consumer in

Mexico,” said Goff. Andeavor supplies the West Coast of Mexico through its ARCO brand, while Marathon already is a bulk supplier of fuel from its Garyville, Louisiana, and Galveston Bay, Texas, refinery into the eastern part of the country. Rail supply from the Houston area also is a possibility, and the greater resource capacity of the combined structure will allow for some acceleration of its plans to expand. “We have to think about how to position it,” Goff said. —Janet McGurty, janet.mcgurty@spglobal.com —Edited by Valarie Jackson, newsdesk@spglobal.com Copyright © 2018 S&P Global Platts, a division of S&P Global. All rights reserved.

Even Old Oil Refiners Get This Disruption Thing It’s partly an attempt to cash in on big changes in the oil market. By Liam Denning @liamdenningMore stories by Liam Denning For all its painful ubiquity, “disruption” is not a word usually thrown around when discussing oil refining. The business of taking toxic raw materials and turning them into useful fuels inside a mess of pipes and tanks is as old-school as it gets. Even so, Marathon Petroleum Corp.’s $36 billion acquisition of Andeavor, sprung Monday morning, is at least partly an attempt to capitalize on, and get ahead of, some big disruptions both happening now and about to hit the oil market. The existing disruption is, of course, what shale hath wrought. The resurgence in U.S. production in onshore basins, combined with the tilt in d emand toward emerging markets overseas, has made “location, location, location” as pertinent for refiners as it is for real estate. Proximity to lower-cost crude oil, the ability to shift between different sources, and control of or access to critical pipeline and export capacity are defining competitive advantages now. And what better way to address this than to be in every location at once. The east-meets-west map (reproduced below) showing how Marathon’s largely eastern U.S. assets will marry up with Andeavor’s along the Pacific Coast and other western markets did much of the work on Monday morning’s call. Besides warding off the threat of antitrust regulators, that limited overlap represents Marathon’s bid to go from regional player to truly national giant. For Andeavor, it would fulfill at one stroke an ongoing process to diversify away from the West Coast’s idiosyncratic fuels market (and get taken out at an all-time high, which helps).

The underlying logic is that of the commodity trader: optionality. For example, the logistical constraints in the Permian shale basin that are currently depressing local prices for crude oil are great for any local refiner able to take advantage of it – such as Andeavor. An integrated network spanning most of the U.S. has more of an opportunity to take advantage of these dislocations as they arise. One dislocation that is exercising oil-watchers but largely flying under the radar is the fast-approaching change in pollution regulations for the world’s shipping industry. On January 1, 2020, the International Maritime Organization’s new rules demanding much lower sulfur emissions from ships will kick in. The high-sulfur fuel oil currently used by ships that will soon be non-compliant accounts for around 4 million barrels a day of global oil demand, according to a recent report by Doug Terreson, an analyst at Evercore ISI. There are various ways to meet the requirements, such as installing equipment to filter out the nasties or just switching to running on liquefied natural gas rather than fuel oil. But those are expensive. Most of the work will actually fall to refiners having to produce a lot more low-sulfur fuel. That isn’t as easy as you might think; refineries need more sophisticated (and expensive) equipment such as coking units to upgrade sour, heavier oil into compliant fuels. At a macro level, that has the potential to cause a spike in crude-oil prices as refiners scramble to secure lower-sulfur (or “sweeter”) grades (see this recent column by energy economist Phil Verleger, published by Bloomberg View, for an explanation). Refiners with access to a broader slate of crude-oil grades and plants sophisticated enough to produce compliant fuel economically are the likely winners. That’s especially so if they have a large presence on America’s coasts, where they can blend the fuel and either supply it to shippers or export it. Marathon and Andeavor, combining a large presence on both the West Coast and the Gulf Coast, fit that bill. They even took the time on Monday morning to point out that, combined, they’ll have almost 800,000 barrels per day of capacity for upgrading fuels – the largest of any U.S. refiner. Similar to recent moves to consolidate the U.S. exploration and production sector, Marathon’s gambit feels like a milestone in the remaking of the country’s place in the global oil market. It would cement a distinct gap between a “big three” and a set of smaller, more regional independent refiners: Just being bigger isn’t necessarily better, obviously. Marathon will have to prove its optionality has actual value, and it was notable how much detail the two companies went into on Monday morning with regards to synergies. Still, the seismic shifts in America’s position in the global market provide a sound logic for trying.

This column does not necessarily reflect the opinion of Bloomberg LP and its owners. To contact the author of this story: Liam Denning in New York at ldenning1@bloomberg.net To contact the editor responsible for this story: Mark Gongloff at mgongloff1@bloomberg.net

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Marathon Petroleum to Buy Andeavor in Biggest Oil Refining Deal

By Laura Blewitt

Updated on

Marathon will become the largest independent U.S. refiner Offer is a 24 percent premium to Andeavor's share price


MARATHON

Bloomberg's David Marino reports on Marathon Petroleum agreeing to buy Andeavor for $23.3 billion

Marathon Petroleum Corp. agreed to buy rival Andeavor for $23.3 billion in the biggest- ever deal for an oil refiner that would create the largest independent fuel maker in the U.S.

The offer, payable in either cash or shares, values Andeavor at about $152.27 a share, the companies said in a statement Monday. That represents a 24 percent premium over Friday's closing price.

Marathon shares sank as much as 8.9 percent in early trading with analysts at RBC Capital Markets seeing the deal done at "peak refining bullishness." Andeavor rose as much as 18 percent. Shares of Andeavor, Marathon and other independent refiners have soared to record highs this year.

Growing fuel demand, both in the U.S. and Latin America, and a shale boom that’s expanded access to relatively inexpensive domestic supply have given American refiners a leg up against foreign competitors. “Why wouldn’t you do this deal?” Greg Goff, Andeavor’s chief executive officer, said on a conference call Monday. “The time is right now, because for this industry, the wind is behind our backs.” PassingValero Marathon is focused in the Midwest and Gulf Coast, while Andeavor concentrates on the western U.S., including refineries and pipelines it acquired in last year’s merger with Western Refining Inc. The combination, which will use the name Marathon, would overtake Valero Energy Corp. as the biggest in U.S.-based oil refiner by capacity, generating about 16 percent of the nation’s total, according to Bloomberg calculations. “Wow!” Matthew Blair, director of refining research at Tudor Pickering Holt & Co., wrote in a report. Blair called Andeavor a “big winner” in a deal that is “extremely positive.” As for Marathon, meshing the two giant companies will be key, Blair said, adding that regulatory problems should be minimal, “given the disparate geographical markets of each company.” First in Fuels Merger would create biggest holder of U.S. refining capacity Source: Energy Information Administration. U.S.-based capacity only, as of Jan. 1, 2017. Note: Shell includes 50% Deer Park equity and Louisiana refineries previously held in Motiva JV. Andeavor includes assets previously held by Tesoro and Western Refining. The companies said they expect annual cost and operating synergies of about $1 billion within the first three years. Given projected cash-flow generation, Marathon’s board also approved share buybacks of $5 billion. Gary Heminger, Marathon’s CEO, will be chief executive. Goff will become executive vice chairman. The boards of both companies unanimously approved the deal, which is expected to close in the second half of this year, subject to regulatory and shareholder approvals. Passing Phillips Marathon’s shares were down 6.8 percent to $75.88 as of 12:17 p.m. in New York, while Andeavor jumped 13 percent to $138.72. Findlay, Ohio-based Marathon is the third-largest U.S. refiner by market capitalization, valued at about $38.6 billion, according to data compiled by Bloomberg. Last year the company sold 5.8 billion gallons of fuel through its Speedway convenience store chain. The combined company would pass Phillips 66, valued at $51.9 billion, as the largest

U.S. independent refiner by market capitalization. San Antonio, Texas-based Andeavor, formerly known as Tesoro Corp., is the fourth- largest, worth $18.7 billion. The company’s assets also include 5,300 miles <http://www.andeavor.com/> of pipelines and 40 marine, rail and storage terminals. Last week, Andeavor announced two joint ventures to move crude oil from West Texas to the Gulf Coast. Permian Access The first venture, a pipeline project majority owned by Phillips 66, would haul as many as 700,000 barrels per day of crude from the Permian Basin to the Corpus Christi, Sweeny and Freeport area. The second is a stake in a new marine terminal under development by Buckeye Partners LP that would connect with the pipeline. Marathon’s Galveston Bay refinery, which currently buys about 200,000 barrels a day of light domestic oil, could benefit from the pipeline connectivity, Heminger said in a conference call Monday. Marathon’s natural gas processing capacity will also increase by about 20 percent under the deal, to more than 10 billion cubic feet per day. The combined entity expects to be well-positioned to capitalize from upcoming regulations to reduce pollution from ships. Andeavor’s port assets in California, coupled with Marathon’s in the U.S. Gulf Coast, will give the combined company the ability to sell lower-sulfur ship fuel. “Ports are the lifeblood to refining out in those markets,” Heminger said Monday. — With assistance by Naureen S Malik, and Dan Murtaugh Terms of Service Trademarks Privacy Policy ©2018 Bloomberg L.P. All Rights Reserved Careers Made in NYC Advertise Ad Choices Website Feedback Help

The following email was distributed to certain employees of Andeavor that subscribed to the Daily News Summary. Full text of certain news articles included in the Daily News Summary was included in this filing pursuant to Rule 425 under the Securities Act of 1933 (as amended), but was not provided to the employees who received the email.

The following email was distributed to employees of Andeavor. Click here for mobile format [pstools.mymediainfo.com] Wednesday, May 2, 2018 Andeavor News | Competitor News | Industry News Andeavor News Biofuel group asks U.S. court to review EPA’s refinery waivers [pstools.mymediainfo.com], Reuters (Online) El Paso refinery to change ownership again as Andeavor to be sold to Marathon for $23.3B [pstools.mymediainfo.com], El Paso Times (Online) Phillips 66 Partners open second season on Gray Oak Pipeline [pstools.mymediainfo.com], The Bakken Magazine (Online) St. Paul Park oil refinery, SuperAmerica to be sold in $23B Marathon-Andeavor megadeal [pstools.mymediainfo.com], Minneapolis/St. Paul Business Journal (Online) Marathon Petroleum-Andeavor merger checks the boxes where it counts: Texas, Mexico and the high seas [pstools.mymediainfo.com], CNBC (Online) Marathon, Andeavor to make bigger play in Mexican fuels market [pstools.mymediainfo.com], San Antonio Business Journal (Online) Superior, Duluth mayors to refinery: Stop using toxic chemical [pstools.mymediainfo.com], MPR News (Online) Back to Top Competitor News MPLX Produces Record Lower 48 Volumes in First Quarter [pstools.mymediainfo.com], Natural Gas Intellegence (Online) After receiving state fine, Valero refinery begins park construction in Port Arthur [pstools.mymediainfo.com], 12 KBMT ABC Beaumont (Online) Exxon, Sabic form joint venture for Texas petchem complex [pstools.mymediainfo.com], Platts (Online) Tanker derails near Shell refinery in Martinez [pstools.mymediainfo.com], The Mercury News (Online) Back to Top Industry News Oil eases as Iran ramps up exports and U.S. storage tanks fill up [pstools.mymediainfo.com], Reuters (Online) Oilpatch leaders wait desperately to ship more crude by rail with pipelines maxed out [pstools.mymediainfo.com], CBC News (Online) Regulators approve $1.8M pipeline project in North Dakota [pstools.mymediainfo.com], Bellingham Herald (Online) Pollution from Canadian refineries an ‘embarrassment’ compared with U.S. [pstools.mymediainfo.com], Toronto Star (Online) Back to Top To subscribe or unsubscribe to this Daily News Summary, please email MNBsupport@nasdaq.com Media Intelligence [nasdaqomx.com]

Forward Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law. No Offer or Solicitation This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757. Participants in the Solicitation Relating to the Merger MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

El Paso Times
PART OF THE USA TODAY NETWORK

EL PASO REFINERY TO CHANGE OWNERSHIP AGAIN AS ANDEAVOR TO BE SOLD TO MARATHON FOR $23.3B

El Paso and Gallup refineries were part of Andeavor's $5.8B acquistion of Western Refining in June

Vic Kolenc, El Paso TimesPublished 7:00 a.m. MT May 1, 2018

Less than a year after buying El Paso's Western Refining, San Antonio-based Andeavor has agreed to be sold to Ohio-based Marathon Petroleum Corp. for $23.3 billion, the companies announced Monday.

The deal, which is expected to be completed in the second half of the year, would create the largest oil refiner in the United States. Marathon officials said. Marathon currently is the second-largest oil refiner in the country, officials said.

Andeavor, formerly Tesoro Corp., operates Western's former refineries in El Paso and Gallup, N.M., and Howdy's convenience stores in the El Paso area.

Andeavor employs 475 people at the El Paso refinery, located on Trowbridge Drive in East Central El Paso, and 230 people at its Gallup, N.M., refinery, according to Destin Singleton, an Andeavor spokeswoman.

It employed about 400 at El Paso-area Howdy's stores when Andeavor's $5.8 billion purchase of Western Refining was completed June 1. No updated Howdy's employment numbers were available Monday.


EL PASO TERMINAL

San Antonio-based Andeavor bought Western Refining, including its El Paso refinery, shown here, in June for $5.8 billion. *(Photo: RUDY GUTIERREZ/EL PASO FILE)*

El Paso businessman Paul Foster, founder of the former Western Refining, and Jeff Stevens, former Western CEO, are on Andeavor’s board of directors, which voted unanimously to approve selling the company to Marathon, according to a news release issued by the two companies. Marathon’s board also unanimously approved the deal. The sale agreement must be approved by both companies’ shareholders and by regulatory agencies before the sale can become final. “Why wouldn’t you do this deal?” Andeavor CEO Gregg Goff said Monday during a conference call with Wall Street analysts, Bloomberg reported. “The time is right now, because for this industry, the wind is behind our backs.” Goff is to become executive vice chairman of Marathon and an executive of the company after the deal is completed. Three Andeavor board members also will join the Marathon board after the sale. The names of those board members have not been reported. Foster said through a spokeswoman that he could not comment about the pending sale because he is on the Andeavor board. Marathon will continue to be headquartered in Findlay, Ohio, which is near Toledo. The merged companies also will continue to have an office in San Antonio, officials said. The companies have not yet determined what will happen with Andeavor’s offices in Phoenix, which were part of the Western Refining sale, Andeavor’s Singleton said.

“This transaction combines two strong, complementary companies to create a leading U.S. refining, marketing, and midstream company, building a platform that is well-positioned for long-term growth and shareholder value creation,” Gary Heminger, Marathon CEO and board chairman, said in a statement. “Each of our operating segments are strengthened through this transaction, as it geographically diversifies our refining portfolio into attractive markets, increases access to advantaged feedstocks, enhances our midstream footprint in the Permian basin (in West Texas), and creates a nationwide retail and marketing portfolio that will substantially improve efficiencies and enhance our ability to serve customers,” Heminger said. Marathon refines 1.9 million barrels of crude oil daily at six refineries in the Gulf Coast and Midwest. Andeavor refines 1.2 million barrels of crude oil daily at 10 refineries in the western U.S. Western Refining Logistics, which was Western Refining’s sister company, operated pipelines and other oil and fuel transportation systems. It became part of Andeavor Logistics in October. After the Andeavor sale is completed, Marathon will operate Andeavor Logistics as its majority owner, according to the companies. Vic Kolenc may be reached at 546-6421; vkolenc@elpasotimes.com; @vickolenc on Twitter. © 2018 elpasotimes.com, All rights reserved.

MINNEAPOLIS/ST. PAUL
BUSINESS JOURNAL

ST. PAUL PARK OIL REFINERY, SUPERAMERICA TO BE SOLD IN $23B MARATHON-ANDEAVOR MEGADEAL


andeavor

San Antonio-based refining company Andeavor, which owns the St. Paul Park refinery and SuperAmerica chain, is being sold.
ANDEAVOR CORP

May 1, 2018, 6:56am CDT
Andeavor Headquarters
Andeavor Corp

San Antonio-based refining company Andeavor, which owns the St. Paul Park refinery and SuperAmerica chain, is being sold.

St. Paul Park's oil refinery and its affiliated chain of SuperAmerica gas station stores could soon have another new owner — and an old one, too.

The Star Tribune reports on the refinery's inclusion in Monday's announced $23 billion acquisition of San Antonio-based Andeavor, (formerly known as Tesoro) by oil giant Marathon Petroleum Corp. (NYSE: MPC).

The Houston Business Journal has more details about the deal itself, which will create the largest refiner by capacity in the United States. Marathon owns refineries in Texas, Louisiana, Illinois,

Kentucky, Michigan and its home state of Ohio. Andeavor’s refineries are generally in the West, though it has two in North Dakota and the St. Paul location. The refinery, which has a capacity of 102,000 barrels, gets its oil from North Dakota and Canada and delivers much of it to the nearly 300 SuperAmerica gas stations. SuperAmerica also owns a commercial kitchen and bakery that supplies its stores. Both the chain and refinery have changed hands several times, and were owned for years by Marathon’s predecessor, Marathon Oil Corp. Marathon sold the facilities in 2010 to Northern Tier Energy, which invested in new equipment and sold them in 2015 to Western Refining. Western Refining was bought in 2016 by Tesoro Corp., which rebranded itself as Andeavor (NYSE: ANDV) after the merger. Mark Reilly Managing Editor Minneapolis / St. Paul Business Journal © 2018 American City Business Journals. All rights reserved. Use of this Site constitutes acceptance of our User Agreement (updated 12/23/13) and Privacy Policy (updated 12/23/13). The material on this site may not be reproduced, distributed, transmitted, cached or otherwise used, except with the prior written permission of American City Business Journals.

MARATHON PETROLEUM-ANDEAVOR MERGER CHECKS THE BOXES WHERE IT COUNTS: TEXAS, MEXICO AND THE HIGH SEAS · Marathon Petroleum’s $23 billion buyout of fellow refiner Andeavor allows the company to capitalize on major trends in the energy sector. · The merger would link up Andeavor’s gathering and transportation infrastructure in West Texas with Marathon’s Gulf Coast refineries. · The deal would also create a company with strong positions on both coasts of Mexico and an advantage selling cleaner-burning fuels to the shipping industry. Tom DiChristopher | @tdichristopher Published 1:12 PM ET Tue, 1 May 2018 | Updated 2:51 PM ET Tue, 1 May 2018 A planned merger to form the nation’s biggest independent oil refiner stands to capitalize on some of the biggest trends in the energy industry.

Marathon Petroleum’s proposed $23 billion purchase of Andeavor would make the combined company one of the biggest operators of U.S. gas station convenience stores. It would also assemble a portfolio of refining assets that stretches from the West Coast to the Midwest at a time when profit margins for refiners are booming. But the deal also gives Marathon access to infrastructure in the nation’s hottest oil-producing region and expands its presence in Mexico, where U.S. energy exports have surged in recent years.The combined company will also be in a better position to produce fuel for the shipping industry just as new emissions rules for seaborne vessels take effect. Marathon’s Permian play While Marathon’s refineries and transportation infrastructure are focused around the Gulf Coast and Midwest, Andeavor’s assets are spread around the Western United States. Crucially, Andeavor is positioned in the Permian Basin, the epicenter of the U.S. drilling rebound in western Texas and New Mexico. Andeavor operates gathering facilities in West Texas and has a 25-percent stake in a new pipeline called Gray Oak that will transport crude oil across the state to the Gulf Coast refining hub. That gives Marathon’s refinery in Galveston Bay, one of the nation’s largest, access to cheap oil from the region. Andeavor and Marathon’s Texas assets, source: Marathon Petroleum

Andeavor’s constellation of gathering facilities in West Texas creates a launchpad for future pipelines from the Permian, where the surge in drilling activity is setting up a shortage of transportation capacity, according to Raymond James analysts. The combined company “is set to have a premier set of logistics and refining offerings around the Permian basin, which, in our view, should provide a solid runway for attractive growth over the coming years,” Raymond James said in a research note. Tackling Mexico on two fronts Recent reforms in Mexico have opened access to the nation’s gasoline and diesel market to foreign firms, and a combined Marathon and Andeavor would have a strong position on both coasts of the country. U.S. gasoline exports to Mexico surged nearly five-fold over the last decade, as Mexico’s aging domestic refineries struggled to meet the nation’s demand for fuel. Last year, Andeavor opened its first Arco brand gas stations in Northwestern Mexico, and plans to expand to 200 to 400 stations in the states of Baja California and Sonora. Also in 2017, it became the first U.S. refiner approved to use pipelines and storage owned by state oil company Pemex, which it can use to import fuel into the country’s west coast. Meanwhile, Marathon is one of the biggest suppliers of fuels into the east coast of Mexico. The company ships fuel from its Gulf Coast refineries at Galveston Bay and Garyvillle, Louisiana. It also has the ability to send fuel over the border by rail from Houston. Andeavor and Marathon’s Mexico positions, source: Marathon Petroleum The companies haven’t decided how or if they’ll link up their east and west coast positions, but said they will evaluate how they can build out the industry in Mexico over the long term. Preparing for a sea change Analysts say the merger also prepares the companies for a coming sea change in shipping. In 2020, the International Maritime Organization will enforce new emissions standards that will require ships to either install equipment to scrub pollutants from engines that burn high-sulfur fuel or use cleaner-burning low-sulfur fuel. Right now, few ships have invested in the scrubbers, so many industry-watchers believe companies like Marathon and Andeavor are investing in capacity to make low-sulfur fuel. “Their refining system is constructed to upgrade high-sulfur crude, especially the bottom of the barrel, into higher-value, low-sulfur fuel, such as diesel fuel,” said Andy Lipow, president of

Lipow Oil Associates. “So if the price of high-sulfur crude goes down, and you’ve got equipment to upgrade it, you stand to benefit.” To be sure, competitors like Valero and Phillips 66 stand to capture some of the gains from the changes, but a combined Marathon and Andeavor will have the highest capacity to make low-sulfur fuels, according to the companies’ analysis. © 2018 CNBC LLC. All Rights Reserved. A Division of NBCUniversal

Marathon, Andeavor to make bigger play in Mexican fuels market San Antonio Business Journal (Texas) May 1, 2018 Tuesday The pending $23.3 billion acquisition of San Antonio-based Andeavor by Ohio-based Marathon Petroleum Corp. is expected to create multiple business opportunities in Mexico. Saddled with six aging refineries and sagging production, that country does not make enough gasoline, diesel and other refined products to meet domestic demand. Operating under Mexico’s energy reforms, American refining companies have been stepping in to fill the supply gaps. More importantly, American companies are now able to sell their brands of gasoline and diesel at their own gas stations south of the border. Andeavor (NYSE: ANDV) was one of the first U.S. companies to take advantage of the reforms, having signed a pipeline and storage terminal deal with Mexico’s national oil company, Petroleos Mexicanos, in July 2017. Working through a joint venture with Tijuana-based Profuels, Andeavor is selling its ARCO-branded gasoline and diesel at 60 ARCO-branded gas stations in Baja California and Sonora. Before the merger, Andeavor had plans to increase the number of ARCO gas stations in Mexico to 300 locations by 2020. It also had plans to use its El Paso refinery to supply gas stations in the Mexican states of Chihuahua and Sinaloa. During a call with investors on Monday, Andeavor CEO Greg Goff said Marathon (NYSE: MPC) has even greater ambitions in Mexico. “We established a position in Mexico, which is really predicated upon taking supply from the United States and selling it directly to the consumers in Mexico—which is what both companies have been doing in the United States . all the way through the value chain,” Goff said. In addition to using docks at its Galveston Bay and Garyville, Louisiana, refineries to export gasoline, diesel and other products via tanker, Marathon reported in a filing with the U.S. Securities and Exchange Commission that it will be able to use railroad lines to ship the same products from its Texas facility to the Mexican border state of Tamaulipas and other destinations in Mexico. Copyright 2018 American City Business Journal, Inc. All Rights Reserved

The following email was distributed to certain employees of Andeavor that subscribed to the Daily News Summary. Full text of certain news articles included in the Daily News Summary was included in this filing pursuant to Rule 425 under the Securities Act of 1933 (as amended), but was not provided to the employees who received the email.

The following email was distributed to employees of Andeavor. Click here for mobile format [pstools.mymediainfo.com] Thursday, May 3, 2018 Andeavor News | Competitor News | Industry News Andeavor News Marathon-Andeavor merger will lower gasoline costs, Heminger says [pstools.mymediainfo.com], Fox Business (Online) Energy Firms Will Build U.S. Gateway for World’s Biggest Tankers [pstools.mymediainfo.com], The Wall Street Journal (Online) Back to Top Competitor News Chevron, Richmond Settle Lawsuit Over 2012 Refinery Fire [pstools.mymediainfo.com], KQED San Francisco (Online) Kinder Morgan Wants Firm DQ’d From Refinery Pollution Suit [pstools.mymediainfo.com], Law360 (Online) HollyFrontier beats as Permian, Canadian crude drive margin gains [pstools.mymediainfo.com], Reuters (Online) US Gulf Coast VGO freight netback at multi-month low amid soft demand [pstools.mymediainfo.com], Platts (Online) Chevron Phillips to make investment decision next year on second Baytown cracker [pstools.mymediainfo.com], Houston Business Journal (Online) Holly plans its refineries to run up to 92 percent capacity in second quarter [pstools.mymediainfo.com], Reuters (Online) Back to Top Industry News Oil slips as OPEC, Iran worries bump against U.S. output [pstools.mymediainfo.com], Reuters (Online) Bottlenecks Stymie Crude Output Surge [pstools.mymediainfo.com], Bloomberg (Online) Lobbyists Sue EPA For Not Forcing Small Refineries To Blend Biofuels [pstools.mymediainfo.com], The Daily Caller (Online) White House sets meeting with senators on biofuels next week: sources [pstools.mymediainfo.com], Reuters (Online) After leaks, Cook Inlet’s aging oil and gas pipelines get an unprecedented review [pstools.mymediainfo.com], Alaska Dispatch (Online) South Korea-US West Coast April jet fuel fixtures soar to above 400,000 mt [pstools.mymediainfo.com], Platts (Online) US refiners ready to navigate waves of marine fuel changes [pstools.mymediainfo.com], ICIS (Online) Former Boehner chief named head of American Petroleum Institute [pstools.mymediainfo.com], The Hill (Online) Back to Top To subscribe or unsubscribe to this Daily News Summary, please email MNBsupport@nasdaq.com Media Intelligence [nasdaqomx.com]

Forward Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law. No Offer or Solicitation This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757. Participants in the Solicitation Relating to the Merger MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Marathon-Andeavor merger will lower gasoline costs Heminger says By Leia Klingel Published May 03, 2018 Oil FOXBusiness Marathon Petroleum’s CEO expects $1 billion in cost reductions resulting from the acquisition of Andeavor, a deal that he says will lower gasoline costs. “A billion dollars of synergies is great for shareholders. It’s also good for the consumer. If we can take a billion dollars out of the refining system, it’s just going to help lower costs,” Marathon Petroleum CEO Gary Heminger told FOX Business’ Maria Bartiromo during “Mornings with Maria.” “Scale matters in this business,” he added. Marathon’s purchase of Andeavor for create the largest U.S. refiner, and a top five global player. Cost savings, Heminger said, will come from some layoffs. “When you have two corporate entities combining, you don’t need two of each,” he said, but he noted that the majority of the costs savings will come from bringing best practices into refining and retail. The executive expects to maintain the employees working in the refineries.

When asked about his expectations for oil prices, he said crude oil and gasoline prices will level out the rest of the year, noting that inventories are largely in balance. But something to watch is if more barrels of oil will come from the Organization of Petroleum Exporting Countries later in the year. Oil prices are currently hovering around a three-year high. They have recovered from a bear market that was a result of a global oversupply leaving the market awash in oil. Global production balanced the market. URL https://www.foxbusiness.com/markets/marathon-andeavor-merger-will-lower-gasoline-costs-heminger-says This material may not be published, broadcast, rewritten, or redistributed. ©2018 FOX News Network, LLC. All rights reserved

The following email was distributed to certain employees of Andeavor that subscribed to the Daily News Summary. Full text of certain news articles included in the Daily News Summary was included in this filing pursuant to Rule 425 under the Securities Act of 1933 (as amended), but was not provided to the employees who received the email.

The following email was distributed to employees of Andeavor. Monday, May 7, 2018 Andeavor News | Competitor News | Industry News Andeavor News Superior refinery fire is reminder of toxic hydrogen fluoride risk in Twin Cities, Minneapolis Star Tribune (Online) Marathon-Andeavor merge, Petroleum News (Online) Will Marathon Rebrand Andeavor’s Sites?, CSP Daily News (Online) Back to Top Competitor News Carl Icahn’s refinery investment has rebounded by $1.4 billion, boosted by Trump energy policy, CNBC (Online) Icahn confirms CVR Energy fuel waiver: Correction, Argus Media (Online) Buckeye cancels open season for 600,000 b/d Permian-to-USGC oil pipeline: CEO, Platts (Online) Enbridge fined $1.8M for missing pipe inspection deadlines, CNBC (Online) Minn. authorities prep for pipeline protests: St. Louis Co. sheriff: ‘It’s clearly on our minds’, Inforum (Online) Exxon Baton Rouge refinery shuts second-largest crude unit -sources, Reuters (Online) Back to Top Industry News Oil surges to fresh highs on growing supply worries, Reuters (Online) Oil Companies Ask Judge to Kill NYC’s Global Warming Lawsuit, Bloomberg (Online) Feature: US clean tanker traffic into Mexico ebbs on Salina Cruz refinery restart, Platts (Online) Texas Drillers Find Too Few Railcars for All Their Oil and Sand, Bloomberg (Online) Back to Top To subscribe or unsubscribe to this Daily News Summary, please email MNBsupport@nasdaq.com Media Intelligence

Forward Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law. No Offer or Solicitation This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757. Participants in the Solicitation Relating to the Merger MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Superior refinery fire is reminder of toxic hydrogen fluoride risk in Twin Cities

Release of hydrogen fluoride in metro could imperil 1.7 million people.

By Matt McKinney (http://www.startribune.com/matt-mckinney/10645411/) and Mike Hughlett (http://www.startribune.com/mike-hughlett/89522247/) Star Tribune

MAY 6, 2018 — 9:43AM

Ten miles south of downtown St. Paul, on the banks of the Mississippi River, sits an oil refinery that is by far the largest repository of hydrogen fluoride in Minnesota. In the nearly 80 years the plant has been operating, it has never experienced a catastrophic accident involving the highly toxic chemical.

On the remote chance that it did, however, more than 1½ million people living and working within a 19-mile radius of the refinery could be exposed to a deadly gas cloud, according to a "worst-case" scenario spelled out in records tucked away in the Chicago regional office of the Environmental Protection Agency.

To be sure, major accidents involving hydrogen fluoride are rare. But the April 26 explosion and fire at the Husky Energy oil refinery in Superior, Wis., was a reminder of the potential danger.

The Husky refinery uses hydrogen fluoride, too, and the risk of an accidental release of it led to the mandatory evacuation of thousands of people in Superior that day. At the considerably larger Andeavor refinery in St. Paul Park, the population put at risk would be 10 times greater, documents show.



(http://stmedia.startribune.com/images/ows_15251105872454
GLEN STUBBE
The Andeavor refinery in St. Paul Park


Miss R.
Newport Elementary School
1
Andeavor St. Paul Park Refinery
Cottage Grove

Toxic leak plume scenarios

A leak of highly toxic hydrogen fluoride at the refinery in St. Paul Park could endanger 1,400 to
1.7 million people, depending on the severity of the break or rupture.
(http://www.startribune.com/toxic-leak- plume-scenarios/481686141/)

The potential disaster scenario is included in records kept at the EPA’s Chicago office under restrictions that make the information difficult for the public to obtain, a defensive measure intended to protect facilities from sabotage or terrorism. The reports, which federal regulators require of oil refineries, sketch out worst-case and medium-case scenarios as required by the Clean Air Act to help local emergency-response organizations plan. Those records show that, as of a year ago, the St. Paul Park refinery stored some 190,000 pounds of hydrogen fluoride for use as a catalyst in the production of high-octane gasoline. If the largest tank cracked open and released its contents within 10 minutes, and if the wind conditions were right, the hydrogen fluoride gas might form a ground- hugging cloud capable of traveling up to 19 miles before dispersing, putting 1.7 million people at risk, according to the worst-case scenario. If a transfer hose failed at the refinery, some 5,700 pounds of hydrogen fluoride could escape in 19 minutes, throwing out a cloud capable of traveling up to eight-tenths of a mile and putting 1,400 people at risk, the documents show. Destin Singleton, an Andeavor spokeswoman, said last week that the worst-case scenarios in EPA documents are “not realistic.” “We have mitigation systems in place and we have response plans in place,” she said. Like many refineries that use hydrogen fluoride, the St. Paul Park plant has sensors to detect leaks and water systems to suppress them. The St. Paul Park refinery’s “water curtains” and “deluge system,” as Andeavor calls them, are meant to capture the hazardous chemical so it doesn’t vaporize. Water can absorb the hydrogen fluoride and “knock it down,” Singleton said. Sounding alarms Hydrogen fluoride is a fast-acting acid that can cause deep, severe burns or, with sufficient exposure, kill. Exposure can occur through inhalation and skin contact.

The chemical can permanently damage eyes, skin, nose, throat, respiratory system and bones, according to a 2013 report issued by the United Steelworkers union, which represents many refinery workers. Hydrogen fluoride has been used in oil refining since the 1940s, though a safer alternative has long existed. It started getting public scrutiny after two accidental releases in 1987, including at a refinery in Texas City, Texas. The vapor cloud there led to the evacuation of 4,000 people, and more than 1,000 residents reported to area hospitals, some seeking treatment for skin burns. Since then, there have been at least a half-dozen refinery accidents involving hydrogen fluoride releases, though there appear to be no fatalities among the public. A recent close call involved a 2015 explosion at a Southern California refinery. The Chemical Safety Board, a U.S. regulatory body, concluded that explosion debris nearly hit tanks that contained hydrogen fluoride — a “near miss event.” Andeavor bought the St. Paul Park refinery last June, and is the plant’s fourth owner since 2010. The company announced last week that the refinery will be sold again, this time as part of $23 billion deal with Marathon Petroleum. The refinery reported one accident over the five years before May 3, 2017, the date of its most recent EPA risk management plan. The April 8, 2017 accident involved a release of isobutane, and was caused by human error, the report said. Records from the Minnesota Occupational Safety and Health Administration say that a “trace amount” of hydrogen fluoride was released in the April 8 accident. The refinery was not cited for any safety violations. OSHA reports say five employees were sent to a hospital for observation, but they didn’t need treatment. The company also investigated an incident in the refinery’s hydrogen fluoride alkylation unit in November 2016, EPA records show. No further information was available. In 2003, an accident at the St. Paul Park refinery created a cloud of low-concentrate hydrogen fluoride. Fourteen workers were treated at a hospital, though none of their injuries was life-threatening.

Minnesota OSHA later cited the refinery for a serious safety violation, fining it $1,400. Response plans Local government officials near the Andeavor refinery have long discussed emergency plans. The St. Paul Park Police Department is among several local emergency organizations that has a response plan in place, said Chief Jessica Danberg. The South Washington County School District, home to two schools located less than a mile from the refinery, would be immediately notified of any hazardous leaks by both the refinery’s emergency management team and Washington County’s emergency management department, said Damien Nelson, the district’s emergency preparedness and safety coordinator. The county would make the call on any evacuation. “We have the ability to take care of any evacuation in the areas of those two schools,” Nelson said of Oltman Middle School and Newport Elementary School. A spokeswoman for St. Paul Mayor Melvin Carter said last week that his office had received numerous calls in the wake of the Superior oil refinery explosion and fire. Carter issued a statement Thursday saying he has been deeply concerned about what happened there and plans to gather more information. Myron Bailey, mayor of Cottage Grove, said the fire at Husky’s Superior refinery made him think twice about the proximity of the Andeavor refinery, given that St. Paul Park is a direct neighbor. “After a situation like that, I always go back to our public safety director and say, ‘Are we ready for this?’ “ he said. “The answer was ‘Yes.’ “ Alternatives are costly After the explosion at Husky’s refinery, the mayors of Superior and Duluth called on the company to stop using hydrogen fluoride. Other methods can do the same job. The Flint Hills Resources oil refinery in Rosemount uses sulfuric acid as a catalyst to boost octane in gasoline. So do about half of the U.S. refineries that make higher-octane gasoline. The other half use hydrogen fluoride.

Sulfuric acid is hazardous, too, but it doesn’t vaporize nearly as easily as hydrogen fluoride. No U.S. refinery has converted from hydrogen fluoride, according to a study by New Jersey-based Norton Engineering. But Chevron plans to do so by 2020 at its Salt Lake City refinery with a completely new technology. “No one wants to be Number 1 out there, because there is a lot of risk,” said Chris Steves, president of Norton Engineering. The biggest risk is financial. Converting to sulfuric acid costs tens of millions to hundreds of millions of dollars, depending on a refinery’s size, Steves said. Instead of converting, U.S. refineries have added water-based mitigation systems like the one in St. Paul Park to keep a hydrofluoric acid leak from morphing into a toxic cloud. “If you spray enough water, you dilute it,” said Ron Koopman, a retired scientist at Lawrence Livermore National Laboratory and a longtime researcher of toxic gas releases. “But it takes a lot of water, the water has to be applied perfectly to the cloud — and it has to be applied immediately.” mckinney@startribune.com 612-673-7329 _mattmckinney mike.hughlett@startribune.com 612-673-7003

Vol. 23, No.18 Week of May 06, 2018 Providing coverage of Alaska and northern Canada’s oil and gas industry Marathon-Andeavor merge Once again Marathon Petroleum becomes big player in Cook Inlet basin Kay Cashman Petroleum News Whether you refer to it as Kenai, North Kenai or Nikiski, two of Alaska’s key refiners and export facilities are located there—the LNG facility and the state’s largest oil refinery. Currently owned by Andeavor (formerly known as Tesoro Corp.), if the recently announced merger of Andeavor and the larger Marathon Petroleum Corp. goes through in the second half of 2018 as planned, they will be officially owned by the combined company, which will carry Marathon’s name. In the last 10 years Marathon exited the Cook Inlet basin as an upstream and midstream player. The merged company’s headquarters will be in Findlay, Ohio, where Marathon currently resides, along with a secondary office in San Antonio, Texas, Andeavor’s current headquarters. The Alaska office for both, headed by Andeavor vice president of refining, Cameron Hunt, will presumably remain the same, although any changes in Alaska likely won’t be announced until after the merger closes. In the April 30 deal, Marathon agreed to buy rival Andeavor for $23.3 billion, creating the largest independent fuel maker in the United States, with an initial enterprise value greater than $90 billion. The only news from the Alaska Andeavor office was Casey Sullivan’s move from Caelus Energy to Andeavor as of May 7. Sullivan replaces Kate Blair as government and public affairs manager.

Although Alaska is a minor player in the new entity’s portfolio of refining assets, both the LNG facility and the oil refinery have something deemed important in the Marathon-Andeavor merger presentation—export port access. Marathon, Phillips build LNG facility The LNG facility, which includes a dock and loading facility, was originally opened by Phillips Petroleum and Marathon Oil in 1969 to provide a means of monetizing excess natural gas coming from the Cook Inlet basin. Over the years the plant produced LNG, or liquefied natural gas, for delivery by tanker to Japan, primarily to two utilities, Tokyo Gas and Tokyo Electric. Cargo sizes ranged from 588,764 barrels to 855,100 barrels. However, as gas production from Cook Inlet tightened and the price of Cook Inlet gas increased while global LNG prices fell, the export of LNG from Nikiski slowed to a halt. There were just five cargoes exported in 2014, six in 2015. Exports stopped entirely in 2016. Plant operator ConocoPhillips put it up for sale in November 2016 and in the fall of 2017 mothballed the facility in preparation for a long-term warm shutdown, a company spokeswoman in Alaska, Amy Burnett, told Petroleum News July 12, 2017. “The reduced operations will focus on continued preservation of the facilities for future LNG exports,” Burnett said. The Nikiski facility continued to produce some LNG, during the second half of 2016 transferring eight tanker truckloads of LNG from the Kenai LNG facility to Fairbanks Natural Gas LLC facilities. On Jan. 31 of this year ConocoPhillips closed on its sale to Andeavor for the unconfirmed price of $10 million versus its Kenai Peninsula Borough assessed value of $55 million. “We can confirm that Andeavor has acquired the Kenai Liquefied Natural Gas (LNG) facility,” Andeavor spokesman Scott LaBelle told Petroleum News in an email. “This acquisition further strengthens our integrated value chain by optimizing our operations in Kenai and providing low-cost fuel for our (oil) refinery to produce the fuels that consumers in Alaska need to keep their lives moving.”

It was the last of ConocoPhillips’ Cook Inlet assets to be sold—the company had been departing the Cook Inlet gas industry and had already sold its gas fields in the region to focus on its North Slope oil fields and exploration. Exporting LNG was not resumed under ConocoPhillips or Andeavor, although ConocoPhillips applied for and received a two-year extension from the Department of Energy that expired on Feb. 18 of this year, allowing it to export up to 40 billion cubic feet of natural gas in the form of LNG during that period. “The export license for the facility expired in February of 2018. As such no export activity has taken place. We are still in the process of determining our plans for the facility,” LaBelle told Petroleum News May 3. Tesoro refinery starts 1969 Andeavor, changing its name from Tesoro in 2017, was founded in 1968, and in 1969 began operating its first refinery, the Kenai Refinery, at Nikiski. On Cook Inlet, 60 miles southwest of Anchorage, Andeavor’s refinery can process up to 72,000 barrels per day. The refinery produces gasoline and gasoline blend-stocks, jet fuel, diesel fuel and heavy fuel oils, propane and asphalt. Crude oil is delivered by truck, by double-hulled tankers through Cook Inlet and by pipeline from the Kenai Peninsula and Cook Inlet. A 69-mile, 48,000 bpd common-carrier products pipeline transports jet fuel, gasoline and diesel fuel to the Port of Anchorage and the Anchorage International Airport. Wholesale delivery occurs through terminals in Kenai, Anchorage, the Nikiski dock and the Port of Anchorage. The refinery also supplies Andeavor’s network of Tesoro and USA Gasoline stations throughout Alaska.

The Marathon/Andeavor deal Increasing fuel demand, both in the U.S. and Latin America, and a tight oil boom (so-called shale or unconventional), which has expanded access to domestic oil supplies, have given North America refiners an advantage over foreign competitors. “Why wouldn’t you do this deal?” Greg Goff, Andeavor’s chairman and chief executive officer, said in a conference call April 30. “The time is right now, because for this industry, the wind is behind our backs.” Whereas Marathon’s refineries and pipelines are in the Midwest and Gulf Coast, Andeavor focuses on the western U.S. and Alaska. Thanks to acquisitions from 2017’s merger with Western Refining Inc., Marathon surpassed its number one competitor, Valero Energy., as the largest U.S.-based oil refiner, per Bloomberg calculations. The combined entity expects to be well-positioned to capitalize from upcoming regulations to reduce pollution from ships. Andeavor’s port assets in California and Alaska, together with Marathon’s on the U.S. Gulf Coast, will give the combined company the ability to sell lower-sulfur ship fuel. “Ports are the lifeblood to refining out in those markets,” Gary R. Heminger, Marathon chairman and chief executive officer said April 30. At closing, Goff will join Marathon as executive vice chairman. He, along with three other Andeavor directors, will also join the board of directors of Marathon. Heminger will remain Marathon top executive.

Mergers, Acquisition & Growth >> Mergers & Acquisitions News Will Marathon Rebrand Andeavor’s Sites? Greg Linden CEO suggests conversion will follow example of Hess retail outlets May 03, 2018 FINDLAY, Ohio — The more than $23 billion union of Marathon Petroleum Corp. (MPC) and Andeavor will bring together not only two major refiners but also combine two sizable company-owned retail portfolios into one network stretching from coast to coast. But under what brand? During the April 30 conference call announcing the deal, MPC Chairman and CEO Gary Heminger was vague. “For company-owned stores, we plan to leverage Speedway’s fully integrated home-office, back-office and point-of-sale platforms to drive earnings growth. We see potential for significant synergies through combined best practices and economies of scale throughout our entire retail network, which becomes nationwide in scope,” he said. He did not say definitively whether that effort would involve converting Andeavor’s retail brands. In an interview with Alix Steel for “Bloomberg Daybreak: Americas” on May 3, Heminger moved one step closer to officially announcing a rebrand to Speedway. “The way they [Andeavor] go to market today is with many different brands,” he said. “We’re going to bring in the Speedway brand, just like we turned over the Hess stores here in the East, and we’ll take the Speedway brand to all of those company-owned and company-operated stores. So we’ll have about 4,000 Speedway stores across the country.” UPDATE: In a interview with Fox Business Network (FBN) on May 3, Heminger was even more emphatic: “We are going to turn [Andeavor’s retail outlets] into Speedway and have one system across the U.S.,” he said. “We will now take Speedway coast to coast, we’ll take the Marathon brand coast to coast,” Heminger also said in an interview with radio station WJR-760 AM. “We will more than likely keep Arco; it’s a very strong brand on the West Coast. We will keep Arco on the

West Coast down into Mexico, but I would expect that we will take the Marathon brand. They have about 2,800 branded stations, I would say at least 2,300 of those or so will become Marathon brand and then we’ll keep the Arco brand where it is the strongest.” In 2014, Speedway closed the $2.8 billion acquisition of Hess Corp.‘s 1,245 retail outlets. At the time, Heminger said Speedway would rebrand all Hess retail locations within 36 months. The company accomplished the conversion in about 16 months, he said on the call. Findlay, Ohio-based MPC sells Marathon-brand gasoline through about 5,600 independently owned retail outlets in 20 states and the District of Columbia. MPC’s Enon, Ohio-based Speedway LLC retail subsidiary owns and operates about 2,740 c-stores in 21 states. In mid-April, Speedway also acquired 78 Express Mart c-stores from Petr-All Petroleum Corp., Syracuse, N.Y. Speedway ranks No. 3 in CSP’s 2017 Top 202 list of the largest c-store chains in the United States. San Antonio-based Andeavor’s retail marketing system includes more than 3,200 outlets with fuel brands such as Arco, SuperAmerica, Shell, Exxon, Mobil, Tesoro, USA Gasoline and Giant. About 1,100 of those are company-owned locations.